SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period January 31, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 10, 2008 to January 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	January 31, 2008

For release 31 January 2008

Alumina Limited – Investing for Growth

Highlights:

•	Net profit after tax down 15% to $436 million

•	Underlying Earnings down 29% to $406 million

•	Fully franked final dividend maintained – 12 cents per share

•	Return on Equity - 26% (2006: 31%)

•	Dividend Reinvestment Plan – new DRP for 2008

•	Aluminium and alumina consumption growing strongly

Alumina Limited today announced a reduced Net Profit After Tax of $436.4 million for 2007, reflecting higher AWAC operating costs for alumina and aluminium production and the impact of a stronger Australian dollar.

Underlying Earnings after tax declined 29% to $405.6 million, which is calculated by deducting from Net Profit after Tax an amount of $30.8 million, representing the net total of non-cash items for the revaluation of embedded derivatives and retirement benefit obligations, which do not reflect the year’s operations.

Directors have declared a final dividend of 12 cents per share, fully franked, payable 31 March 2008. Dividends paid in respect of 2007 will total 24 cents per share (2006: 22 cents per share).

Alumina Limited CEO, John Marlay, commented, “2007 earnings and cash generation declined from the record levels in 2006. 2007 was a year of substantial reinvestment to grow the AWAC joint venture through expansion projects in bauxite mining and alumina refining. These are long term investments in a market in which worldwide growth in demand for aluminium is expected to continue at the strongest level for decades”.

Return on Equity was 25.5% (2006: 31.1%). Return on Equity based on Underlying Earnings was 23.7% (2006: 34.7%).

Earnings per share were 38.2 cents per share (2006: 43.8 cents per share). Earnings per share on underlying earnings were 35.5 cents per share (2006: 48.8 cents per share).

The Directors have also announced the introduction of a new Dividend Reinvestment Plan (new DRP). Under the new DRP shareholders may elect to have their dividends invested in new shares issued by the Company. New shares will be issued under the new DRP at an undiscounted price relative to the market price during the pricing period. The Company has contracted with UBS for the underwriting of the issue of shares for the dividend payable on 31 March 2008, and intends that the 2008 Interim Dividend, expected to be paid in September 2008, would also be underwritten. The introduction of the new DRP, and underwriting of the issue of shares in relation to the two dividend payments, recognises the substantial investment the Company is currently making in new AWAC production capacity, and will assist in maintaining the Company’s financial position while continuing our policy to promptly distribute franking credits.

Alumina’s debt at 31 December 2007, net of cash, was A$977 million, A$558 million higher than at the beginning of 2007. The increase in debt at year-end mainly reflects our equity contributions to fund the two AWAC growth projects in Brazil. Cash dividends received from AWAC during the year were A$445 million, compared to A$521 million in 2006.

Prices and Exchange Rates

Global demand for aluminium and alumina continued to grow strongly, increasing by approximately 10% year on year in 2007. LME aluminium prices averaged US$1.21 per pound in 2007, a 3.4% increase on the corresponding period. The outlook for aluminium and alumina prices remains positive.

The AUD/USD exchange rate averaged 84 cents in 2007 (75 cents in 2006). The first half 2007 rate was 81 cents and in the second half-year the A$ strengthened considerably, averaging 87 cents. The appreciation of the A$ to a year end rate of 88 cents resulted in Alcoa of Australia balance sheet revaluations, which decreased Alumina Limited’s reported profit by $16 million.

AWAC Operations

AWAC’s alumina production of 14.3 million tonnes in 2007 was in line with the prior year. Production was impacted in Q1 by power outages at two Western Australian refineries, and by a general strike in Guinea which curtailed bauxite mining and exports. Production was further disrupted in Q3 by severe hurricane damage to the Jamalco refinery, preventing shipping movements for approximately 11 weeks. These disruptions were offset by additional production at other AWAC refineries.

The Pinjarra refinery established a new production level at a rate of 4.2mtpy in Q4, and Wagerup, Sao Luis and Suralco refineries also established annual production records.

AWAC’s average cost of alumina production increased by US$32/tonne year-on-year. The substantial weakening of the US dollar against the currencies of major AWAC production locations, particularly Australia, contributed about 30% of this increase. Major operating cost increases which impacted on the alumina refining industry, including AWAC, were higher energy prices, which rose approximately 15% year-on-year and shipping freight rates, which, on average, have more than doubled on 2006 as a result of the growth in demand for global bulk commodities. Maintenance and contractor costs were higher, mainly in the Australian operations, to enable higher production at a time of strong demand.

Mr Marlay noted “higher operating and capital costs are being experienced throughout the alumina and aluminium industries, particularly the impact of significant increases in energy prices, shipping freight rates, as well as continued strong currency cost pressures”.

2007 aluminium production was a record 387,350 tonnes (2006: 377,351 tonnes). Aluminium production costs at AWAC’s two smelters increased, principally due to higher alumina and power prices.

AWAC capital expenditure increased by 51% to US$1,289 million in 2007 (2006: US$855 million), including sustaining capital expenditure of US$350 million (US$326million). The majority of the expenditure increase related to construction costs for the growth projects in Brazil at Juruti and Alumar.

AWAC Growth

A 146,000 tonnes per annum production capacity increase (100% AWAC) at the Jamalco refinery was completed in early 2007, and commissioned during the second quarter.

Construction advanced on the Alumar refinery expansion project (AWAC share 1.1 million tonnes per annum) and the development of the new Juruti bauxite mine, which will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion. The Juruti project is scheduled to commence commissioning by end 2008, and Alumar early in 2009.

The estimated capital costs of AWAC’s current investment projects in Brazil have increased during the construction phase, principally due to the appreciation of the Brazilian currency, and also due to increased construction costs. The contracting market for major projects in Brazil is experiencing substantial increases for project engineering fees, construction equipment and labour costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$2.5 billion. The increase in estimated project costs, of US$200 million above the US$2.3 billion forecast advised in mid-2007, arises solely from the appreciation of the Brazilian currency. The Brazilian currency exchange rate continues to be a major uncertainty on these project construction costs.

Preliminary engineering for an expansion of the Wagerup refinery in Western Australia, of approximately 2 million tonnes per annum, continued in 2007. The pre-feasibility phase of the project has been extended into 2008. This potential project is a highly attractive capacity expansion opportunity for AWAC.

Outlook

Global demand for aluminium is forecast to grow strongly at approximately 10% through 2008. China is the world’s largest aluminium market and domestic demand for aluminium is projected to grow by approximately 24%. In 2008, aluminium markets are projected to be in a small surplus of less than 1% of global consumption. Alumina markets are forecast to be in modest oversupply of up to 1 million tonnes, dependent on the pace of construction and ongoing operation of new alumina refining capacity, particularly in China.

General weakness of the US$ against currencies of the major countries in which AWAC operates will continue to generate pressure on US$ operating costs.

AWAC’s 2008 alumina production and sales are forecast to increase by half a million tonnes to 14.8 million tonnes, with the Pinjarra refinery operating at full capacity, and capacity creep at other refineries. The alumina industry is expected to continue to experience significant increases in energy prices, shipping freight rates and caustic soda prices during 2008, as well as continued strong currency pressures. AWAC’s operating costs in 2008 are forecast to increase by approximately US$24/tonne, due to a weaker average US$, higher average energy and caustic prices, and increased bauxite shipping costs.

Aluminium production at Point Henry and Portland smelters is forecast to increase marginally in 2008.

AWAC 2008 capital expenditure is forecast to be approximately US$1.6 billion.

In addition to the guidance above on forecast AWAC production and costs, Alumina Limited’s 2008 underlying earnings are expected to reflect the impact of the following factors, based on 2007 underlying earnings:

■	a US one cent movement in the average 3-month LME aluminium price is expected to impact 2008 underlying earnings by approximately A$11 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

■	each one US cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2008 underlying earnings by approximately A$12 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end;

■	additional Alumina Limited borrowing costs, reflecting higher debt at mainly US$ interest rates, of approximately A$25-30 million. In addition, the mark-to-market effect on incremental US$ borrowings of changes in A$/US$ exchange rates over the year will be reflected in underlying earnings.

	2007	2006
Profit after tax (A$m)	436.4	511.1
Underlying earnings after tax (A$m) [1]	405.6	569.4
Dividends declared (cents/share)	24	22

[1]	See page 1 of the 2007 Preliminary Final ASX Report for a reconciliation of Net Profit After Tax to Underlying Earnings After Tax

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world's largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2006.

Further information:

Media, Analyst and Shareholder Contact:

Ken Dean
Chief Financial Officer
Phone:	(03) 8699 2603
Mobile:	0400 131 937

Alumina

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

San Ciprian
Guinea
Point Comfort
Clarendon
Suriname
Trombetas
Juruti
Sao Luis
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Point Henry

Alcoa World Alumina & Chemicals

Bauxite Mines

Australia
- Huntly
- Willowdale

Brazil
- Trombetas
- Juruti

Guinea
- Sangaredi

Jamaica
- Mocho Mountains

Suriname
- Moengo
- Klaverblad
- Kaimangrasi

Alumina Refineries

Australia
- Kwinana
- Pinjarra
- Wagerup

Brazil
- Sao Luis

Jamaica
- Clarendon

Spain
- San Ciprian

Suriname
- Paranam

USA
- Point Comfort

Aluminium Smelters

Australia
- Point Henry
- Portland

Alumina Chemicals

Australia
- Kwinana

Spain
- San Ciprian

USA
- Point Comfort

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2006	1st Half 2007	2nd Half 2007	Full Year 2007
Sales and Operating Revenue	3,604.0	1,727.1	1,744.2	3,471.3
Revenue from Related Parties	2,079.1	1,175.6	1,155.5	2,331.1

Total Revenue	5,683.1	2,902.7	2,899.7	5,802.4

Cost of Goods Sold and Operating Expenses	(3,698.9)	(1,891.3)	(2,109.8)	(4,001.1)
Selling, Administration, Other Expenses and R&D Expenses	(99.4)	(50.9)	(57.0)	(107.9)
Provision for Depreciation, Depletion and Amortisation	(216.3)	(128.1)	(149.6)	(277.7)
Other	(8.5)	14.3	(18.1)	(3.8)

Total Expenses	(4,023.1)	(2,056.0)	(2,334.5)	(4,390.5)

Profit before Taxes on Income	1,660.0	846.7	565.2	1,411.9
Provision for Taxes on Income	(537.9)	(271.1)	(187.5)	(458.6)

Net Income	1,122.1	575.6	377.7	953.3

Members’ Equity
Opening Balance at Start of Period	3,254.0	4,027.7	4,755.8	4,027.7
Net Income	1,122.1	575.6	377.7	953.3
Capital Contribution	500.5	431.7	590.0	1,021.7
Dividends Paid and Return of Capital to Partners	(989.9)	(507.5)	(406.6)	(914.1)
Common Stock Issued for Compensation Plans	—	—	0.8	0.8

Other Comprehensive Income/(Loss)	141.4	228.3	100.1	328.4

Other	(0.4)	—	0.1	0.1

Closing Balance at End of Period	4,027.7	4,755.8	5,417.9	5,417.9

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2006		30 June 2007	31 December 2007
Cash and Cash Equivalents	195.1		279.2	68.3
Receivables	667.1	[1]	635.2	636.2
Inventories	477.8		505.5	583.4
Prepaid Expenses and Other Current Assets	231.3		109.7	117.0

Total Current Assets	1,571.3		1,529.6	1,404.9

Property Plant & Equipment	3,663.8		4,215.1	4,907.8
Investments	208.9		238.6	252.7
Other Assets and Deferred Charges	638.4		703.7	916.7

Total Non-Current Assets	4,511.1		5,157.4	6,077.2

Total Assets	6,082.4		6,687.0	7,482.1

Short Term Borrowings	132.1		181.2	113.5
Payables	624.5		578.6	742.6
Taxes Payable	434.7		331.8	280.5
Accrued Compensation and Retirement Costs	112.1		118.5	129.8

Other Current Liabilities	132.7		90.1	105.4

Total Current Liabilities	1,436.1		1,300.2	1,371.8

Long Term Debt	—		0.3	—
Deferred Taxes	227.9		231.1	277.3
Other Long Term Liabilities	390.7		399.6	415.1

Total Non-Current Liabilities	618.6		631.0	692.4

Total Liabilities	2,054.7		1,931.2	2,064.2

Minority Interest	—		—	—
Equity	4,027.7		4,755.8	5,417.9

Total Liabilities & Equity	6,082.4		6,687.0	7,482.1

[1]

Receivables at 31 December 2006 includes an amount of US$100 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	Full Year 2006	1st Half 2007	2nd Half 2007	Full Year 2007
Operating Activities
Net Income	1,122.1	575.6	377.7	953.3
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	216.3	128.1	149.6	277.7
Other Items*	(57.5)	(107.6)	(80.7)	(188.3)

Cash from Operating Activities	1,280.9	596.1	446.6	1,042.7

Financing Activities
Dividends Paid & Return of Capital to Partners	(989.9)	(507.5)	(406.6)	(914.1)
Change in Debt	18.2	48.9	(67.5)	(18.6)
Common Stock Issued for Compensation Plans	—	1.9	(1.9)	—

Capital Contribution	500.5	431.7	590.0	1,021.7

Other	0.8	—	—	—

Cash Used for Financing Activities	(470.4)	(25.0)	114.0	89.0

Investing Activities
Capital Expenditure	(836.2)	(476.4)	(759.3)	(1,235.7)
Other	(26.8)	(22.2)	(8.7)	(30.9)

Cash Used for Investing Activities	(863.0)	(498.6)	(768.0)	(1,266.6)

Effect of Exchange Rate Changes on Cash	18.3	11.6	(3.5)	8.1

Cash Generated / (Used)	(34.2)	84.1	(210.9)	(126.8)

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	229.3	195.1	279.2	195.1
Cash and Cash Equivalents at End of Period	195.1	279.2	68.3	68.3

Net Change in Cash and Cash Equivalents	(34.2)	84.1	(210.9)	(126.8)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2006	1st Half 2007	2nd Half 2007	Full Year 2007
USD Profit Before Taxes on Income (US GAAP)	1,660.0	846.7	565.2	1,411.9
Adjust for USD AIFRS Adjustments	(132.1)	50.4	66.4	116.8

Total USD Profit Before Taxes (AIFRS)	1,527.9	897.1	631.6	1,528.7

Total AUD Profit Before Taxes (AIFRS)	2,033.5	1,107.9	714.8	1,822.7

Alumina Limited Share of Equity Profit Before Tax	813.4	443.2	285.9	729.1
Less: Share of Equity Income Tax Expense	(266.8)	(136.2)	(98.3)	(234.5)
Alumina Limited Share of Equity Profit After Tax	546.6	307.0	187.6	494.6

December 2007 Preliminary Final ASX Report	1

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2007 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Down	14.6%	436.4

Dividends

	Current Period Year ended 31 December 2007		Previous Corresponding Period Year ended 31 December 2006
Final dividend per share	12	¢	12	¢
Franked amount per share	12	¢	12	¢
Record date for determining entitlements to the dividend is 29 February 2008.

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under year end market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

For sound economic hedging purposes, some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. In accordance with accounting standards the financial impact of the application of these pricing formulae has been estimated for the remainder of the contract life based on the aluminium price as quoted on the London Metal Exchange at period end. The resulting entries are included in AWAC's result for the period and, as a consequence, in the Company's net profit for the period although they do not relate to operations during the current reporting period.

A similar calculation, based on future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

The impact of these items in the Company's result for the twelve months to 31 December 2007 has been to increase net profit after tax by net $30.8 million (2006 $58.3 million decrease) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Year ended 31 December 2007		Year ended 31 December 2006
Net profit for the period, after tax	436.4		511.1
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(38.9)		(6.3)
Equity share of AWAC embedded derivatives	8.1		64.6

Underlying earnings for the period, after tax	405.6		569.4

Underlying earnings per share	35.	5c	48.	8c
Underlying earnings return on equity	23.7%		34.7%

This year end report is to be read in conjunction with the most recent annual financial report.

December 2007 Preliminary Final ASX Report	2

Condensed consolidated income statement

	Total $A million
	Year ended 31 Dec 2007	Year ended 31 Dec 2006
Revenue from continuing operations	2.8	1.4
General and administrative expenses	(13.8)	(10.7)
Finance costs	(45.7)	(25.1)
Share of net profit of associates accounted for using the equity method	494.6	546.6

Profit from ordinary activities before tax	437.9	512.2
Income tax expense from continuing operations	(1.5)	(1.1)

Profit attributable to members of Alumina Limited	436.4	511.1

Earnings per share (EPS)

	Year ended 31 Dec 2007		Year ended 31 Dec 2006
Basic EPS	38.2	¢	43.8	¢
Diluted EPS	38.2	¢	43.8	¢

December 2007 Preliminary Final ASX Report	3

Condensed consolidated balance sheet

	31 December 2007 $A million	31 December 2006 $A million
Current Assets
Cash and cash equivalents	29.1	169.0
Receivables – other	0.1	0.1
Deferred tax assets	2.1	2.1
Other assets	—	—

Total current assets	31.3	171.2

Non-current Assets
Investments accounted for using the equity method	2,657.0	2,186.2
Property, plant and equipment	0.3	0.2

Total non-current assets	2,657.3	2,186.4

Total assets	2,688.6	2,357.6

Current Liabilities
Payables	15.8	12.7
Interest bearing liabilities	440.6	380.2
Current tax liabilities	1.0	1.1
Provisions	0.1	0.1
Other	1.1	0.7

Total current liabilities	458.6	394.8

Non-current Liabilities
Interest bearing liabilities	565.8	207.9
Provisions	0.3	0.3

Total non-current liabilities	566.1	208.2

Total liabilities	1,024.7	603.0

Net assets	1,663.9	1,754.6

Equity
Contributed equity	411.9	425.8
Treasury shares	(0.7)	(0.6)
Reserves:
- Group	12.6	30.6
- Associates	1.4	(15.3)
Retained profits:
- Group	736.0	861.1
- Associates	502.7	453.0

Total equity	1,663.9	1,754.6

December 2007 Preliminary Final ASX Report	4

Condensed consolidated statement of changes in equity

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Total equity at the beginning of the year	1,754.6	1,530.2

Changes in the fair value of cash flow hedges, net of tax [1]	16.7	(52.8)
Exchange differences on translation of foreign operations	(18.8)	(11.3)

Net income recognised directly in equity	(2.1)	(64.1)
Profit for the year	436.4	511.1

Total income and expense recognised in equity and profit during the year	434.3	447.0

Transactions with equity holders in their capacity as equity holders:
Share buy back	(250.1)	—
Contributions of equity, net of transaction costs	—	10.1
Movement in share based payment reserve	0.7	0.5
Dividends provided for or paid	(275.6)	(233.2)

	(525.0)	(222.6)

Total equity at the end of the financial year	1,663.9	1,754.6

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

December 2007 Preliminary Final ASX Report	5

Condensed consolidated statement of cash flows

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(13.6)	(10.5)
GST refund received	0.8	0.6
Dividends received from associates	444.9	521.1
Interest received	2.6	1.4
Interest paid	(42.6)	(15.7)
Income taxes paid	(1.6)	—
Other	(1.6)	—

Net cash inflow from operating activities	388.9	496.9

Cash Flows Related to Investing Activities
Payments for investment in associates	(489.4)	(259.2)

Net cash outflow from investing activities	(489.4)	(259.2)

Cash Flows Related to Financing Activities
Proceeds from issues of shares	—	10.1
Proceeds of borrowings	632.6	391.3
Repayment of borrowings	(146.0)	(252.4)
Payments for purchases of buy-back shares	(250.1)	—
Dividends paid	(275.6)	(233.2)

Net cash outflow from financing activities	(39.1)	(84.2)

Net (Decrease)/Increase in Cash and cash equivalents	(139.6)	153.5
Cash at beginning of period	169.0	15.2
Exchange rate adjustments	(0.3)	0.3

Cash and cash equivalents at end of period	29.1	169.0

Reconciliation of Cash
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	29.1	169.0
Money market deposits (with maturity on investment three months or less)	—	—

Cash assets	29.1	169.0

Total cash and cash equivalents at end of period	29.1	169.0

December 2007 Preliminary Final ASX Report	6

Notes to the condensed financial statements

1. Summary of significant accounting policies

These financial statements have been prepared in accordance with the historical cost convention and the accounting policies described below.

(a)	Basis of preparation

This general purpose financial report for the year ended 31 December 2007 has been prepared in accordance with Australian Equivalents to International Financial Reporting (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(b)	Principles of consolidation

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

December 2007 Preliminary Final ASX Report	7

Notes to the condensed financial statements (continued)

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

(c)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an assets or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(d)	Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which those entities operate (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

December 2007 Preliminary Final ASX Report	8

Notes to the condensed financial statements (continued)

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e)	Property, plant and equipment

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(f)	Receivables

All trade debtors are recognised at amortised cost less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(h)	Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the

December 2007 Preliminary Final ASX Report	9

Notes to the condensed financial statements (continued)

higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(i)	Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j)	Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(k)	Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

(l)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m)	Borrowing costs

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

December 2007 Preliminary Final ASX Report	10

Notes to the condensed financial statements (continued)

(n)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(o)	Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

(p)	Employee benefits

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii) Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks’ leave per year of service.

A liability for long service leave is recognised in non current provisions (i.e. not expected to be settled within 12 months), and is measured as the present value based on expected pay rates in respect of services provided by employees up to the reporting date. A discount rate equalling the yield at the balance sheet date on government bonds that have maturity dates approximately to the terms of the Group’s obligations is used.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan.

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

December 2007 Preliminary Final ASX Report	11

Notes to the condensed financial statements (continued)

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs, and the present value of any future refunds from the plan or reductions in future contributions to the plan. During 2007, accounting guidance “IFRIC 14 IAS-19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” was released clarifying the application of net asset capping. The new interpretation states that a net asset cap is applied after taking into consideration the future life of an entity rather than future life of the existing Plan members. The new guidelines are mandatory for periods beginning on or after 1 January 2008, however Alumina Limited has decided to early adopt as permitted.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(q)	Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Cash Flow Hedge

The effective portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Embedded Derivatives

Under AIFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. AIFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

(r)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

December 2007 Preliminary Final ASX Report	12

Notes to the condensed financial statements (continued)

(s)	Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(t)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(u)	Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. To the extent that future economic benefits are probable, other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

(v)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

December 2007 Preliminary Final ASX Report	13

Notes to the condensed financial statements (continued)

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

24

December 2007 Preliminary Final ASX Report	14

Notes to the condensed financial statements (continued)

2. Consolidated retained profits

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Retained profits at the beginning of the financial period	1,314.1	1,036.2
Net profit attributable to members of Alumina Limited	436.4	511.1
Dividends and other equity distributions provided for or paid	(275.6)	(233.2)
Share buy back	(236.2)	—

Retained profits at the end of financial period	1,238.7	1,314.1

3. Income Tax

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Profit from ordinary activities before tax	437.9	512.2
(Shortfall)/surplus of dividends received/receivable over equity share of profits	(49.7)	(25.5)

	388.2	486.7

Prima facie tax expense for the period at the rate of 30%	(116.5)	(146.0)

The following items caused the total charge for income tax to vary from the above:

Rebateable and exempt dividends	444.9	521.1
Income assessable for tax	(60.2)	(8.4)
Non-deductible expenses	(13.7)	(14.2)
Deductible expense from foreign subsidiary	5.8	4.1
Previously unrecognised tax losses now recouped to reduce current tax expense	11.4	—
Tax losses not recognised	—	(15.9)
Taxable income from foreign subsidiary	(5.9)	(4.0)

Net movement	382.3	482.7

Tax effect of the above adjustments at 30%	114.7	144.8
Over provision of tax in prior years	0.3	0.1

Income tax expense for the period	(1.5)	(1.1)

December 2007 Preliminary Final ASX Report	15

Notes to the condensed financial statements (continued)

4. Earnings per share (EPS)

	Year ended 31 Dec 2007		Year ended 31 Dec 2006
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	38.2	¢	43.8	¢
Diluted EPS	38.2	¢	43.8	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,142,136,784		1,166,285,838
Effect of options	—		—

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,142,136,784		1,166,285,838

5. Net tangible asset backing per security

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Net tangible asset backing per ordinary security	$1.21	$1.25

6. Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the year ended 31 December 2007.

7. Dividends

Since year end directors have declared a dividend, payable on 31 March 2008, amounting to $135.5 million. This amount has not been recognised as a liability at year end.

Record date to determine entitlements to the dividend is 29 February 2008

Franking account balance as at 31 December 2007 was $156.5 million (2006: $212.5 million)

8. Amount per share

	Year ended 31 Dec 2007		Year ended 31 Dec 2006
Final dividend per share (cents)
Amount per share	12	¢	12	¢
Franked amount per share at 30% tax rate	12	¢	12	¢

December 2007 Preliminary Final ASX Report	16

Notes to the condensed financial statements (continued)

9. Total dividend on all shares

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Final dividend paid on ordinary shares [1]	140.1	116.6
Interim dividend paid on ordinary shares [2]	135.5	116.6

Total	275.6	233.2

[1]	Relates to 2006 final dividends declared and paid on 9 March 2007 (2006: 31 March 2006)
[2]	Relates to 2007 interim dividends declared and paid on 5 September 2007 (2006: 4 September 2006)

10. Details of aggregate share of results of associates

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	729.1	813.4
Income tax on ordinary activities	(234.5)	(266.8)

Net profit attributable to members of Alumina Limited	494.6	546.6
Dividends received/receivable by Alumina Limited	(444.9)	(521.1)

Shortfall/(surplus) of dividends received/receivable over equity share of profits	49.7	25.5

11. Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Year ended 31 Dec 2007	Year ended 31 Dec 2006	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	494.6	546.6

12. Ratios

	Year ended 31 Dec 2007%	Year ended 31 Dec 2006%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	25.5	31.1

December 2007 Preliminary Final ASX Report	17

Notes to the condensed financial statements (continued)

13. Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted
Ordinary shares
Fully paid	1,129,026,761	1,129,026,761
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current period:
Decrease in fully paid shares following:
(i) Share buyback	38,589,987

In May 2007, Alumina Limited bought back 38,589,987 of its own shares from public shareholders at a buy back price of $6.48 per share.

14. Financing Facilities

	Year ended 31 Dec 2007 $A million	Year ended 31 Dec 2006 $A million
The facilities available at balance date were as follows:
Total loan facilities	1,570.5	887.2
Used at balance date	1,006.4	588.1
Available at balance date	564.1	299.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the year end exchange rate.

Approximately A$910m of existing facilities will mature during the second half of 2008.

During 2008 the Company expects to meet cash calls for approximately US$480m as its share of spending on AWAC growth projects. Approximately half of this funding is expected to be provided by dividends received from AWAC. The Company is arranging to finance additional requirements through the extension or replacement of maturing bank credit facilities and new capital market issues. This is expected to be completed in first and second quarters 2008, well in advance of the requirements for these funds.

15. Segment Information

Business Segment

Alumina Limited's primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominantly operates in the bauxite, alumina and aluminium business sectors through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

16. Contingent Liabilities

There are no contingent liabilities as at 31 December 2007 (2006: Nil).

17. Events occurring after the balance sheet date

There have been no significant transactions or events since 31 December 2007 (2006: Nil).

December 2007 Preliminary Final ASX Report	18

Notes to the condensed financial statements (continued)

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the year to 31 December 2007.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate K A Dean)

J Pizzey (appointed 8 June 2007)

Basis of Financial Report Preparation

This financial report is for the year ended 31 December 2007 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with the Corporations Act 2001.

With the exception of the application of a change in accounting standards for Defined Benefit Pension plans, as outlined in Note 1(p)(v) above, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Comments are for the twelve months ended 31 December 2007 with comparatives for the twelve months ended 31 December 2006 shown in parentheses.

REVIEW OF ALUMINA LIMITED 2007 RESULTS

■	Net Profit and Underlying Earnings

The financial results for Alumina Limited include the Company’s 40% equity share of the full year results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit attributable to Alumina Limited decreased by 14.6% to $436.4 million ($511.1 million).

We report the Company’s underlying earnings, in addition to net profit under AIFRS, as Directors believe this provides a better understanding of the Company’s performance.

Underlying earnings for the year decreased to $405.6 million from $569.4 million in 2006. Underlying earnings has been calculated by subtracting from reported net profit for the period an amount of $30.8 million relating to the net value of non-cash entries which do not reflect the year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect higher future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to profit & loss at the end of each financial period. The resulting charge, which introduces unpredictable volatility and does not relate to the period’s operating activities, has been removed in calculating underlying earnings.

■	Returns and Dividend

Alumina Limited Return on Equity was 25.5% (31.1%). Return on equity based on underlying earnings was 23.7% (34.7%).

2007 earnings and cash generation declined from the record levels in 2006. During 2007 the Company received additional dividends from AWAC under the Funding Agreement signed in 2006. 2007 dividends received were $444.9 million ($521.1m) of which $424.0 million ($510.8m) were fully franked dividends from Alcoa of Australia Ltd.

Earnings per share were 38.2 cents (43.8 cents per share). Earnings per share on underlying earnings were 35.5 cents per share (48.8 cents per share).

December 2007 Preliminary Final ASX Report	19

Notes to the condensed financial statements (continued)

Directors have declared a final dividend of 12 cents per share fully franked, payable 31 March 2008. The Company paid a fully franked interim dividend in September 2007 of 12 cents per share. Dividends paid in respect of 2007 will total 24 cents per share (2006: 22 cents per share).

The Directors have also announced the introduction of a new Dividend Reinvestment Plan (new DRP). Under the new DRP shareholders may elect to have their dividends invested in new shares issued by the Company. New shares will be issued under the new DRP at an undiscounted price relative to the market price during the pricing period. The Company has contracted with UBS for the underwriting of the issue of shares for the dividend payable on 31 March 2008, and intends that the 2008 Interim Dividend, expected to be paid in September 2008, would also be underwritten. The introduction of the new DRP, and underwriting of the issue of shares in relation to the two dividend payments, recognises the substantial investment the Company is currently making in new AWAC production capacity, and will assist in maintaining the Company’s financial position while continuing our policy to promptly distribute franking credits.

AWAC 2007 PERFORMANCE

AWAC’s Return on Capital during 2007 was 19.7% (2006 29.8%). Return on Capital excluding investments in current growth projects which are not yet contributing to earnings was 25.4% (32.8%).

■	AWAC Revenue

AWAC’s sales revenue increased by 2% compared with 2006, driven mainly by higher realised aluminium and alumina prices. Increased global demand for alumina and aluminium was largely attributable to stronger growth in consumption in China, where aluminium consumption rose more than 36% year-on-year. Global aluminium and alumina production also increased largely in line with the increased demand, particularly in the second half of the 2007. The London Metal Exchange (LME) 3-month aluminium price increased by 8% during the first half of 2007 to average US$1.26/lb, but fell during the second half to average US$1.16/lb. The average LME aluminium price for 2007 was US$1.21/lb (US$1.17/lb). Global aluminium stocks ended 2007 at 25 days of consumption.

■	AWAC Production

AWAC’s alumina production was 14.3 million tonnes (14.3 million tonnes). Production was impacted in Q1 by power outages at two Western Australian refineries, and by a general strike in Guinea which curtailed bauxite mining and exports. Production was further disrupted in Q3 by severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks. These disruptions were offset by additional production at other AWAC refineries. The Pinjarra refinery established a new production level at a rate of 4.2mtpy in Q4, and Wagerup, Sao Luis and Suralco refineries also established annual production records.

2007 aluminium production was a record 387,350 tonnes (2006 - 377,351 tonnes).

■	AWAC Costs

AWAC’s average cost of alumina production increased by US$32/tonne year-on-year. The substantial weakening of the US dollar against the currencies of major AWAC production locations, particularly Australia, contributed about 30% of this increase. Major operating cost increases which have impacted the alumina refining industry, including AWAC, were higher energy prices, which rose approximately 15% year-on-year and shipping freight rates, which, on average, have more than doubled on 2006 as a result of the growth in demand for global bulk commodities. Maintenance and contractor costs were higher, mainly in the Australian operations, to enable higher production at a time of strong demand. Average costs were also higher as production at the Point Comfort refinery was increased to recover the lost Q1 and Q3 production referred to above.

Aluminium production costs at AWAC’s two smelters increased mainly due to higher alumina and power prices.

It is AWAC’s, and Alumina Limited’s, current practice not to hedge its exposure to aluminium price risk or the currency exposures arising from operating activities. AWAC partially hedged energy prices to reduce volatility in natural gas and fuel oil prices.

■	Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 84 cents in 2007 (75 cents in 2006). The first half 2007 rate was 81 cents and in the second half-year the A$ strengthened considerably, averaging 87 cents. The appreciation of the A$ to a year end rate of 88 cents resulted in Alcoa of Australia balance sheet revaluations, which decreased Alumina Limited’s reported profit by $16 million.

December 2007 Preliminary Final ASX Report	20

Notes to the condensed financial statements (continued)

■	AWAC Capital Projects

2007 was a year of substantial investment to grow the AWAC joint venture through expansion projects in bauxite mining and alumina refining. These are long term investments in a market in which worldwide growth in demand for aluminium is expected to continue at the strongest level for decades.

Our investment in AWAC growth projects will generate long term value by adding new alumina capacity with low cash operating costs.

AWAC’s capital expenditure increased by 51% in 2007 to US$1,289 million (US$855 million), including sustaining capital expenditure of US$350 million (US$326million). The majority of the expenditure increase related to construction costs in the growth projects in Brazil at Juruti and Alumar.

A 146,000 tonnes per annum production capacity increase (100% AWAC) at the Jamalco refinery was completed in early 2007, and commissioned during the second quarter.

Construction advanced on the Alumar refinery expansion project (AWAC share 1.1 million tonnes per annum) and the development of the new Juruti bauxite mine, which will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion. The Juruti project is scheduled to commence commissioning by end 2008, and Alumar early in 2009.

The estimated capital costs of AWAC’s current investment projects in Brazil have increased during the construction phase, principally due to the appreciation of the Brazilian currency, and also due to increased construction costs. The contracting market for major projects in Brazil is experiencing substantial increases for project engineering fees, construction equipment and labour costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$2.5 billion. The increase in estimated project costs, of US$200 million above the US$2.3 billion forecast advised in mid-2007, arises solely from the appreciation of the Brazilian currency, in which the majority of project costs are denominated. The Brazilian currency exchange rate continues to be a major uncertainty for these project construction costs. Costs and scheduling can also be affected by local weather conditions during the balance of the construction period.

Preliminary engineering for the development of an expansion of the Wagerup refinery in Western Australia, by approximately 2 million tonnes per annum, continued in 2007. The pre-feasibility phase of the project has been extended into 2008. This potential project is a highly attractive capacity expansion opportunity for AWAC.

Feasibility studies are underway for development of a new greenfield project in Guinea and pre-feasibility work is being conducted on a potential greenfield project in Vietnam.

Sustaining capital expenditure included investments in refinery residue disposal area development in Western Australia and Jamaica, extension of bauxite mining operations in Jamaica, and carbon anode baking facilities at the Point Henry smelter in Australia.

ALUMINA LIMITED – CAPITAL MANAGEMENT

■	AWAC Dividends received

Cash dividends received by Alumina Limited during 2007 from AWAC totalled A$444.9 million (A$521.1 million), A$424.0 million (A$510.8 million) of which were fully franked dividends from Alcoa of Australia.

■	Dividend Policy and Capital Management

In May 2007 the Company completed the off-market buy-back of shares. 3.3% of outstanding shares were purchased at $6.48 per share, resulting in the distribution to shareholders of A$119.5m of Franking Credits.

The performance of the AWAC business, and the continued operation of the Funding Agreement with Alcoa which was introduced in 2006, provide the basis for the Company’s capacity to continue to declare fully franked dividends. It is the Directors’ intention, subject to business conditions, to maintain the semi-annual dividend of at least 12 cents per share (24 cents per share per annum), fully franked.

Directors intend to have the new Dividend Reinvestment Plan underwritten for the two dividends expected to be paid during 2008.

■	Debt

Alumina Limited’s debt, net of cash, of A$977.3 million, was A$558.2 million higher than at the beginning of 2007.

At year end, Alumina Limited’s borrowings were A$1,006.4 million, A$418.3 million higher than at the beginning of 2007. The increase in debt at year-end mainly reflects our equity contributions to fund the two AWAC growth projects in Brazil. Cash at year end was A$29.1 million (A$169.0 million).

December 2007 Preliminary Final ASX Report	21

Notes to the condensed financial statements (continued)

Dividends from Alcoa of Australia are expected to continue to fund a substantial proportion of our investment in AWAC’s growth projects and sustaining capital projects in 2008. Alumina Limited’s share of remaining funding requirements will be met by Company borrowings. Interest costs are expected to rise as a result.

Because of the nature of the Company’s holdings of AWAC assets, the funding of capital investments in AWAC companies, which are non-controlled associates of Alumina Limited, does not allow capitalisation of the interest paid on borrowings in the period before the AWAC assets become operational. As a result, all interest paid on borrowings, $45.7 million in 2007 ($25.1 million) directly impact Alumina Limited earnings, even though a substantial portion relates to the funding of assets which are not yet generating income.

During 2007 Alumina Limited drew funding from committed bank facilities, including a US$700 million multi-currency one, three and five year debt facility established in 2006. Additional committed bank facilities were put in place during 2007.

In November 2007 we announced the establishment of a A$1 billion Medium Term Note program, under which the Company intends to issue A$ and/or US$ notes of 3 or 5 year maturity. The ongoing disruption of global capital markets has made it more economic to date to continue to draw funding under the Company’s committed bank credit lines than to issue under this program, or to undertake other capital markets activity.

In January 2008 Standard & Poor’s affirmed Alumina Limited’s A- credit rating, however with negative outlook in recognition of the Company’s need to increase debt during 2008 at a time of tightening business conditions and continuing disturbed global credit markets. AWAC continued to be debt free at year end 2007.

Alumina Limited has committed bank finance facilities in place for expected requirements during the first half of 2008. The Company is arranging to finance additional requirements through the extension or replacement of maturing bank credit facilities and new capital market issues. This is expected to be completed in first and second quarters 2008, well in advance of the requirements for these funds.

■	Costs

Alumina Limited’s corporate costs totalled $13.8 million ($10.7 million). Additional costs were incurred relating mainly to the share buy-back, the Company’s response to Alcoa’s ultimately unsuccessful bid for Alcan and arranging additional financing facilities. Alumina Limited’s 2007 borrowing costs totalled $45.7 million ($25.1 million), due to higher average debt levels and higher average interest rates. Alumina Limited has no currency hedging or commodity derivatives in place.

■	Contingent Liabilities

There were no contingent liabilities as at 31 December 2007.

OUTLOOK

The world equity and credit markets are experiencing substantial volatility and the outlook for the US economy is also uncertain. This may have wider impacts on global economic activity in 2008.

Against this background, global demand for aluminium and alumina is currently forecast to grow at approximately 10% through 2008. China is the world’s largest aluminium market and domestic demand for aluminium is projected to grow by approximately 24%, other ‘emerging economies’ at rates of 4-9% and western world growth at approximately 2%. In 2008, aluminium markets are projected to be in a small surplus of less than 1% of global consumption. Alumina markets are forecast to be in modest oversupply of up to 1 million tonnes, dependent on the pace of construction and ongoing operation of new alumina refining capacity, particularly in China.

General weakness of the US$ against the currencies of the major countries in which AWAC operates will continue to generate pressure on US$ operating costs. LME aluminium prices are expected to remain robust, although currently lower than the 2007 average price.

AWAC alumina sales in 2008 are forecast to increase, principally to supply the production ramp-up at Alcoa’s new Iceland smelter, which commenced operation during 2007. AWAC’s 2008 alumina production is forecast to increase by half a million tonnes to 14.8 million tonnes, with the Pinjarra refinery operating at full capacity, and capacity creep at other refineries. The alumina industry is expected to continue to experience significant increases in energy prices, shipping freight rates and caustic soda prices during 2008, as well as continued strong currency pressures. Strong global demand for resources and a tight raw material supply chain are primary drivers of these increases. AWAC’s operating costs in 2008 are forecast to increase by approximately US$24/tonne, due to a weaker average US$, higher average energy and caustic prices, and increased bauxite shipping costs.

December 2007 Preliminary Final ASX Report	22

Notes to the condensed financial statements (continued)

Aluminium production at Point Henry and Portland smelters are forecast to increase marginally in 2008. Aluminium smelting costs are expected to increase by approximately 9%, mainly due to rises in electricity supply prices.

AWAC 2008 capital expenditure is forecast to be approximately US$1.6 billion. Growth capital expenditure is forecast to be approximately US$1.2 billion in 2008, with the majority of the expenditure in Brazil at the Juruti bauxite mine development and for the Alumar refinery capacity expansion. Sustaining capital expenditure is forecast at similar levels to 2007.

In addition to the guidance above on forecast AWAC production and costs, Alumina Limited’s 2008 underlying earnings are expected to reflect the impact of the following factors, based on 2007 underlying earnings:

■	a US one cent movement in the average 3-month LME aluminium price is expected to impact 2008 underlying earnings by approximately A$11 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

■	each one US cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2008 underlying earnings by approximately A$12 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end;

■	additional Alumina Limited borrowing costs, reflecting higher debt at mainly US$ interest rates, of approximately A$25-30 million. In addition, the mark-to-market effect on incremental US$ borrowings of changes in A$/US$ exchange rates over the year will be reflected in underlying earnings.

FORWARD-LOOKING STATEMENTS

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2006.

December 2007 Preliminary Final ASX Report	23

Notes to the condensed financial statements (continued)

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

/s/ John Marlay
John Marlay
Chief Executive Officer

31 January 2008